UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

2011 Third Quarter Preliminary Operating Results

On October 28, 2011, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2011. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).

The preliminary figures presented herein are based on the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

(Won in millions, %)		3Q 2011	2Q 2011	% Change Increase (Decrease) (Q to Q)	3Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue*	Specified Quarter	7,549,335	6,490,464	16.31	5,897,446	28.01
	Cumulative	20,480,508	12,931,173	—	19,944,169	2.69
Operating Income	Specified Quarter	779,957	1,155,285	(32.49)	255,331	205.47
	Cumulative	2,935,960	2,156,003	—	588,276	399.08
Income before Income Taxes	Specified Quarter	782,750	1,085,605	(27.90)	156,453	400.31
	Cumulative	2,884,862	2,102,112	—	548,473	425.98
Net Income**	Specified Quarter	579,072	817,335	(29.15)	90,623	538.99
	Cumulative	2,153,957	1,574,885	—	487,632	341.72

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
**	Represents profit attributable to equity holders of the parent entity.

2.	Operating results of Kookmin Bank (consolidated)*

(Won in millions, %)		3Q 2011	2Q 2011	% Change Increase (Decrease) (Q to Q)	3Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	6,302,719	5,614,059	12.27	5,417,777	16.33
	Cumulative	17,666,454	11,363,735	—	18,465,575	(4.33)
Operating Income	Specified Quarter	405,145	1,164,511	(65.21)	230,092	76.08
	Cumulative	2,524,424	2,119,279	—	510,927	394.09
Income before Income Taxes	Specified Quarter	416,398	1,125,648	(63.01)	125,841	230.89
	Cumulative	2,506,355	2,089,957	—	441,809	467.29
Net Income***	Specified Quarter	316,187	859,950	(63.23)	90,186	250.59
	Cumulative	1,916,607	1,600,420	—	466,261	311.06

*	Including income (loss) from discontinued operations regarding the spin-off of Kookmin Bank’s credit card business.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

3.	Operating results of KB Kookmin Card Co., Ltd. (consolidated)

(Won in millions, %)		3Q 2011	2Q 2011	% Change Increase (Decrease) (Q to Q)	3Q 2010	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	718,937	662,791	8.47	—	—
	Cumulative*	1,628,763	909,826	—	—	—
Operating Income	Specified Quarter	164,234	89,352	83.81	—	—
	Cumulative*	272,670	108,436	—	—	—
Income before Income Taxes	Specified Quarter	162,462	87,331	86.03	—	—
	Cumulative*	268,825	106,363	—	—	—
Net Income***	Specified Quarter	123,160	68,236	80.49	—	—
	Cumulative*	205,081	81,921	—	—	—

*	The figures herein cover the seven-month period from March 1 to September 30, 2011. KB Kookmin Card Co., Ltd. was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 28, 2011	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO